SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83416M105

(CUSIP Number)

December 31, 2011**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

**This Amendment No. 1 to Schedule 13G amends the initial statement on Schedule 13G, dated March 11, 2011 (the “Initial Statement”) filed by the Reporting Person.  See Item 4 herein.

CUSIP No. 83416M105	13G

1	Names of Reporting Persons Stephen Adams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 702,084(1) (1,237,000 shares of Common Stock as of December 31, 2011—See Item 4(2))

	6	Shared Voting Power 13,833(1) (10,200 shares of Common Stock as of December 31, 2011—See Item 4(2))

	7	Sole Dispositive Power 702,084(1) (1,237,000 shares of Common Stock as of December 31, 2011—See Item 4(2))

	8	Shared Dispositive Power 13,833(1) (10,200 shares of Common Stock as of December 31, 2011—See Item 4(2))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 715,917(1) (1,247,200 shares of Common Stock as of December 31, 2011—See Item 4(2))

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 7.5% (3) (13.12% as of December 31, 2011(4))

12	Type of Reporting Person (See Instructions) IN

(1) Shares beneficially owned as of the date of this filing, consists of  (i) 702,084 shares of common stock owned by The Stephen Adams Living Trust, a revocable trust, under which the Reporting Person serves as grantor and sole trustee; and (ii) 13,833 shares held in six irrevocable trusts for the benefit of the Reporting Person’s grandchildren under which he serves as grantor and co- trustee.  The filing of this statement shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the shares held in trust for the benefit of the Reporting Person’s grandchildren.

(2) Shares beneficially owned as of December 31, 2011, consists of (i) 1,237,000 shares of common stock owned by The Stephen Adams Living Trust, a revocable trust, under which the Reporting Person serves as grantor and sole trustee; and (ii) 10,200 shares held in six irrevocable trusts for the benefit of the Reporting Person’s grandchildren under which he serves as grantor and co-trustee. The filing of this statement shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the shares held in trust for the benefit of the Reporting Person’s grandchildren.

(3) Based on 9,500,100 shares of common stock outstanding as of April 30, 2012, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(4) Based on 9,500,100 shares of common stock outstanding as of October 31, 2011, as reported in the Quarterly  Report on Form 10-Q for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 1, 2011.

CUSIP No. 83416M105	13G

Item 1(a).	Name of Issuer: Solar Senior Capital Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 500 Park Avenue New York, NY 10022

Item 2(a).

Name of Person Filing:
The name of the person filing this Schedule 13G is Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, and as the co-trustee of six irrevocable trusts for the benefit of his grandchildren, which trusts own the securities that are the subject of this Schedule 13G amendment.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 88 Old Roxbury Road Roxbury, CT 06783
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.01 per share
Item 2(e).	CUSIP Number: 83416M105

CUSIP No. 83416M105	13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 715,917 shares of Common Stock (1,247,200 as of Common Stock as of December 31, 2011) (see Note 1 below)
	(b)	Percent of class: 7.5% (13.12% as of December 31, 2011) (see Note 2 below)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 702,084 (1,237,000 as of December 31, 2011) (see Note 1 below)
		(ii)	Shared power to vote or to direct the vote: 13,833 (10,200 as of December 31, 2011) (see Note 1 below)
		(iii)	Sole power to dispose or to direct the disposition of: 702,084 (1,237,000 as of December 31, 2011) (see Note 1 below)
		(iv)	Shared power to dispose or to direct the disposition of: 13,833 (10,200 as of December 31, 2011) (see Note 1 below)
Notes:
1

As of the date of this filing, Stephen Adams (the “Reporting Person”) is the beneficial owner of 715,917 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd. (the “Issuer”), consisting of (i) 702,084 shares of Common Stock owned by The Stephen Adams Living Trust, a revocable trust, under which the Reporting Person serves as grantor and sole trustee (the “Stephen Adams Living Trust”); and (ii) 13,833 shares held in six irrevocable trusts for the benefit of the Reporting Person’s grandchildren under which he serves as grantor and co-trustee (the “Grandchildren Trusts”).  The Reporting Person has sole power to vote and dispose of the 702,084 shares of Common Stock held in the Stephen Adams Living Trust and has shared voting and dispositive power over the 13,833 shares held in the Grandchildren Trusts.  The filing of this statement shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the shares held in trust for the benefit of the Reporting Person’s grandchildren.

On or before February 14, 2012, the Reporting person should have filed an amendment to the Schedule 13G to report, as of December 31, 2011, changes in the information reported in his initial 13G filing, which amendment, if timely filed, would have reflected Reporting Person’s beneficial ownership on December 31, 2011, as 1,247,200 shares of Common Stock, representing approximately 13.12% of the Issuer’s outstanding shares of Common Stock.  The changes in the Reporting Person’s beneficial ownership at that time were due to (i) the acquisition in November 2011 of an aggregate of 10,200 shares by the Grandchildren Trusts; and (ii) the disposition on December 29, 2011 of 13,000 shares by the Stephen Adams Living Trust.

CUSIP No. 83416M105	13G

The decrease in the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own from December 31, 2011 through the date of the filing of this 13G amendment was due to (i) dispositions from January 3, 2012 through May 31, 2012 of an aggregate of 534,916 shares of Common Stock by The Stephen Adams Living Trust; and  (ii) the acquisition in February 2012 of an aggregate of 3,633 shares of Common Stock by three of the Grandchildren Trusts.

The Reporting Person’s beneficial ownership of the Issuer’s Common Stock is reported in a Form 4 filing with the Securities and Exchange Commission being filed concurrently with this 13G amendment.

2

As of the date of this filing, the Reporting Person’s beneficial ownership percentage is based upon 9,500,100 shares of Common Stock outstanding as of April 30, 2012, as reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed with the Securities and Exchange Commission on May 1, 2012.

As of December 31, 2011, the Reporting Person’s beneficial ownership percentage is based upon 9,500,100 shares of common stock outstanding as of October 31, 2011, as reported in the Quarterly  Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 1, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 83416M105	13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2012
(Date)

/s/ Stephen Adams
(Signature)

Stephen Adams
(Name)